Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN THOUSANDS)

			Years Ended December 31,
	Q2’10 (QTD)	Q1’10 (QTD)	2009	2008	2007	2006	2005
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/loss from equity investments	$189,043	$161,731	$317,623	$743,723	$503,838	$(897,049)	$496,266
Fixed charges (from below)	4,113	4,235	16,989	23,222	17,553	13,540	12,358
Amortization of capitalized interest	—	—	—	—	—	—	—
Distributed income (loss) of equity investees	—	—	—	—	—	—	—

Juniper Networks’ share of pre-tax loss of equity investees with charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—	—	—
Preference security dividend	—	—	—	—	—	—	—
minority interest in pre-tax income of subsidiaries that have not incurred fixed charges		(2,007)		—	—	—	—

Earnings (loss) as defined	$193,156	$163,959	$334,612	$766,945	$521,391	$(883,509)	$508,624

Fixed Charges
Interest expensed and debt cost amortization	$—	$—	$—	$5,829	$2,945	$1,442	$1,450
Amortized premiums, discounts, and capitalized expenses relating to indebtedness	—	—	—	—	—	—	—
Estimate of interest within rental expense	4,113	4,235	16,989	17,393	14,608	12,098	10,908
Preference security dividend requirements	—	—	—	—	—	—	—

Fixed Charges as defined	$4,113	$4,235	$16,989	$23,222	$17,553	$13,540	$412,358

Ratio	47.0	38.7	19.7	33.0	29.7	—	41.2
				(1)	(1)	(1), (2)	(1)

(1)	For these ratios, “earnings” represents (a) income before taxes before adjustment for minority interests in equity investments and (b) fixed charges.

 Fixed charges consist of interest on all indebtedness and amortization of capitalized debt issuance costs and an interest factor attributable to rentals.

(2)	The pre-tax losses from continuing operations for the year end December 31, 2006 are not sufficient to cover fixed charges by a total of approximately $897.0 million.

 As a result, the ratio of earnings to fixed charges has not been computed for this period.